News for Immediate Release

Electrovaya Provides a Business Update

Toronto, Ontario - March 10, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX:EFL; OTCQB:EFLVF), a lithium-ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity, today provided a business update.

Infinity Battery Platform (Safety and Longevity)

Electrovaya's lithium-ion ceramic battery, called the Infinity platform, is a recent technological breakthrough that is based on what the Company calls lithium-ion ceramic technology. It offers best in class safety and longevity, without compromising energy and power. The Company believes that the importance of safety in lithium-ion batteries cannot be overemphasized.

The Company's OEM partner Raymond Corporation ("Raymond") has recently published a white paper on its website, analyzing the performance of the Electrovaya battery versus competitors. The paper illustrates the best in class performance regarding safety and cycle life of Electrovaya's battery. The link to Raymond's white paper may be found here: Raymond Corp. (Click on the link on that page titled "Lithium-Ion Batteries From Energy Essentials Distributed By Raymond®").

Electrovaya's focus is on providing superior safety and longevity for its proprietary lithium-ion batteries. The Company utilizes proprietary ceramic composite cell separator materials, electrolyte and other components, to provide best in class safety and longevity for NMC-based lithium-ion cells. Lithium-ion systems are also protected through advanced battery management and mechanical systems. Electrovaya products are UL certified to UL1642, UL1973 and UL2580 levels

Solid State Battery Platform

Electrovaya is encouraged by the performance of the initial test cells. Patents continue to be filed to protect its proprietary process and materials. This is a highly competitive and topical area, and the Company is carefully protecting its IP. Electrovaya is cycling its cell at room temperature, and continues to see increasing cycle life with minimal degradation. The Company expects to share some of its results as the data accumulates.

Business Development

Electrovaya continues to experience growing demand from new and existing customers for its material handling battery products. Many of the Company's end customers are implementing its products in multiple distribution centers. Electrovaya batteries, powering material handling vehicles, have grown from over 60 locations in September 2021 to more than 80 locations today, covering more than 20 U.S. states. In spite of supply chain challenges, the Company's production team achieved an on-time delivery ("OTD") in 2021 of 96.8%. To date in 2022, OTD is 100%; although there is no certainty that such on-time delivery will continue.

Supply Chain Strategy

Supply chain disruptions currently represent the most significant challenge in meeting customer demand.

Electrovaya is taking steps to reduce supply and cost risks. The Company has entered an agreement, subject to closing, on a manufacturing facility in the United States. The intention is to create a lithium-ion battery assembly, cell, and module plant. This facility when operational could augment Electrovaya's current production, reduce lead times on key components, and eventually reduce component cost and provide a secure supply. The Company will provide more information on this initiative as it progresses. The proposed new facility will complement the work being done by Electrovaya at its two other locations in Mississauga, Canada.

For more information, please contact:

Investor Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, steps to protect the Company's intellectual property, customer demand, and intentions with respect to on-shore manufacturing in the United States and the purchase of a facility for that purpose, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the deployment of the Company's products by the Company's customers and the timing for delivery thereof are based on an assumption that the Company's customers will deploy its products in accordance with communicated intentions, and that the Company will be able to deliver the ordered products on a basis consistent with past deliveries. Statements with respect to acquisition of a manufacturing facility in the United States are based on the assumption that the transaction will be completed on the negotiated terms. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.